UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2008

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[x]  Form 20-F  [ ]    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [ ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Australian Site Tour

Ravensthorpe Nickel Operation

Isak Buitendag General Manager

29 October 2008

Important notices

Reliance on third party information The views expressed here contain information that have been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of BHP Billiton. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2008 entitled “Risk factors” , “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission.

No offer of securities

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Cautionary Note to US Investors

The SEC generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain terms in this presentation, including “resources” and “deposits” would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC’s Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable Reserves or extract such material economically. BHP Billiton urges investors to refer to its Annual Report on Form 20-F for the fiscal year ended June 30, 2008 for its most recent statement of mineral Reserves calculated in accordance with Industry Guide 7.

Competent Persons for Mineral Resources and Ore Reserves are named in the BHP Billiton Annual Report 2008, which can be viewed at www.bhpbilliton.com. Phil Hopkins (Resource and Reserves), who is a member of AusIMM and full time employee of BHP Billiton and has the required qualifications and experience, verifies that the relevant content of this document is based on and fairly reflects the information in the supporting documentation relating to Resources and Reserves.

Slide 2

Agenda

Key Messages Sustainability Business Overview

Successes and Overcoming Challenges

Operational Performance

Slide 3

Key messages

• First major nickel laterite project in production in a decade

• Now ramping up to reach full nameplate capacity

• The process plant technology works

• Enhanced HPAL technology will help BHP Billiton to take advantage of laterite growth opportunities

Slide 4

Agenda

Key Messages Sustainability Business Overview

Successes and Overcoming Challenges

Operational Performance

Slide 5

Safety performance

Actions and priorities

• Increasing compliance with BHP Billiton Fatal Risk Control Protocols

• Leading by example in the field

• Simple, integrated systems

• Improving the working environment

• Creating positive attitudes

• Ensuring that team members (both employees and contractors) are aligned and committed

Slide 6

Workforce

• A hybrid residential and fly-in fly-out strategy

– Residential - Hopetoun and Ravensthorpe

– Bus-in, bus-out, Esperance

– Fly-in, fly-out, Perth

• A diverse group of 650 employees

– 6% indigenous

– 16% female

– 7% international

• Operation a part of the local community

– Community investment

– Local business development

– Community infrastructure

– Shire airport

Slide 7

Agenda

Key Messages Sustainability Business Overview

Successes and Overcoming Challenges

Operational Performance

Slide 8

.

Overview statistics

Location: Ravensthorpe, Western Australia BHP Billiton 100% Ownership: Reserves: 235 mt at 0.67% Ni¹ Resources: 386 mt at 0.62% Ni¹ Production 50,000 tpa contained nickel Capacity: 1,400 tpa cobalt Expected mine life 21 years Overview: • Open cut mine and hyrdrometallurgical process plant

• Uses proven technology to recover nickel and cobalt to produce a mixed nickel cobalt hydroxide intermediate product (MHP)

• Product shipped to 100% owned Yabulu refinery in Queensland

1. Total; full details available in the BHP Billiton Annual Report 2008

Slide 9

Mining overview

• Open cut operation

• Three ore bodies

• Two ore types – Limonite, Saprolite

• BHP Billiton employee operated

• Two Liebherr 994 excavators

• Ten Caterpillar 785 trucks

• Five Atlas Copco L8 drill rigs

• Ancillary mining fleet

Slide 10

Processing overview – ore handling and beneficiation

Slide 11

Processing overview - leach

Slide 12

Processing overview – hydro-metallurgy

Slide 13

Processing overview - utilities

Slide 14

Ramp-up production

Nickel in MHP

(kt)

9 8 7 6 5 4 3 2 1

0

H1 FY08 H2 FY08 Q1 FY09 times 2

Slide 15

Indicative operating cost structure at full capacity

Cash operating cost (%)

Royalties Travel

3% 3% • AUD spend is approx 85%

Diesel 7%

Consumables / Other Reagents 13% 32%

Maintenance 18%

Labour 24%

Slide 16

Agenda

Key Messages Sustainability Business Overview

Successes and Overcoming Challenges

Operational Performance

Slide 17

Key milestones

• Operations workforce successfully recruited and prepared

• Mining operations performing well

• First production H1 FY2008

• First 5000t of MHP H1 FY2008

• Ramp up toward nameplate capacity

• Process plant technology proved and performing to expectation.

Slide 18

Ramp-up – key issues summary

Issue Remedy

Materials handling Support and equipment deployed Component redesign underway

Beneficiation dewatering Work around successfully installed Successful pilot Long term dewatering solution in design Tank failures Technology sound Repairs successful

Build-up of scale – a High pressure cleaning implemented common problem Studies underway to control the scaling

Slide 19

Key messages

• First major nickel laterite project in production in a decade

• Now ramping up to reach full nameplate capacity

• The process plant technology works

• Enhanced HPAL technology will help BHP Billiton to take advantage of laterite growth opportunities

Slide 20

bhpbilliton

resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 3 November 2008	By:	Jane McAloon

	Name:	Jane McAloon
	Title:	Group Company Secretary